SOMATIC



Michael Levy · 2nd

CEO at SOMATIC

New York, New York, United States · Contact info

500+ connections

3 mutual connections: Jonny Price, Julian Ivann, and 1 other

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Somatic

Y Combinator

About

Commercial bathroom cleaning robotics - michael@getSOMATIC.com

Activity

1,727 followers

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Experience

CEO
Somatic
Aug 2018 - Present · 4 yrs 2 mos
NYC

CoFounder
Trike
Aug 2015 - May 2018 · 2 yrs 10 mos

CEO / CoFounder
Chalkable
Sep 2010 - Apr 2015 · 4 yrs 8 mos

Acquired by PowerSchool

Education

Y Combinator
W20
2020 - 2020

HAX
2019

Hardware accelerator in Shenzhen

500 Startups
2012

S12 - Mountain View, CA

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Skills

Start-ups
6 endorsements

Entrepreneurship
5 endorsements

Strategic Partnerships
4 endorsements

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Recommendations

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Interests

Influencers | Companies | Groups | Schools



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359,211 followers



Christian Ulbrich in · 3rd
Global CEO & President at JLL
41,833 followers

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